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                                                             EXHIBIT (a)(5)(vii)


For Release:  Immediate
Contact:      Scott Monette
              314/877-7113


            RALCORP HOLDINGS, INC. ANNOUNCES THAT THE CARRIAGE HOUSE COMPANIES, INC. REACHED AN ACCORD WITH STRIKING WORKERS


ST. LOUIS, MO, NOVEMBER 25, 2002 . . . Ralcorp Holdings, Inc. (NYSE: RAH) announced today that striking employees at the Fredonia and Dunkirk, New York facilities of The Carriage House Companies ratified a three year contract ending a labor strike involving both facilities. The contract was approved by employees belonging to Local Union No. 266 of the National Conference of Firemen and Oilers, S.E.I.U. in a vote conducted on November 23.

Some 540 union employees began their strike against Carriage House on November 19, 2002, following several weeks of contract talks between the two parties. The previous contract expired at midnight November 19, 2002.

"We are pleased with the outcome of the vote," said David P. Skarie, President of Carriage House. "Although brief, the strike was difficult on both sides. It's time to regain our focus on what's truly important - serving our customers and improving profitability, which will benefit all of our employees. We believe this agreement addresses the needs of our employees as well as what the Company needs to operate successfully in an extremely competitive marketplace. I want to thank the Union leadership for moving quickly to end the strike."

Production resumed at both facilities on Sunday, November 24.

Ralcorp produces a variety of store brand foods that are sold under the individual labels of various grocery, mass merchandise and drug store retailers. Ralcorp's diversified product mix includes: ready-to-eat and hot cereals, crackers and cookies, snack nuts,


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chocolate candy, salad dressings, mayonnaise, peanut butter, jams and jellies, syrups, and various sauces. In addition, Ralcorp holds a 21.5 percent interest in Vail Resorts, Inc., the premier mountain resort operator in North America.

NOTE: Information in this press release that includes information other than historical data contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. These statements are sometimes identified by their use of terms and phrases such as "should," "will," "believes," "could," "anticipates," "intends," "plans" or similar expressions. Any such forward-looking statements are made based on information currently known and are subject to various risks and uncertainties and are therefore qualified by the Company's cautionary statements contained in its filings with the Securities and Exchange Commission. Also, such statements are qualified by the following factors: customer reaction to the strike; and ability to develop and execute a plan to improve results of operations at Carriage House.


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